Exhibit 99.43
VISA
AYA OR & ARGENT INC.
L’Autorité des marchés financiers octroie son visa pour le prospectus préalable de l’émetteur susmentionné daté du 10 juin 2025 (le « prospectus »).
En outre, le présent visa fait foi de visa du prospectus de la Commission des valeurs mobilières de l’Ontario.
Le prospectus a été déposé en vertu du Règlement 11-102 sur le régime de passeport, RLRQ, c. V-1.1, r. 1 (le « Règlement ») en Alberta, en Colombie-Britannique, à l'Île-du-Prince-Édouard, au Manitoba, au Nouveau-Brunswick, en Nouvelle-Écosse, en Saskatchewan et à Terre-Neuve-et-Labrador. Le visa du prospectus est réputé octroyé par l’autorité en valeurs mobilières de chacun de ces territoires lorsque les conditions prévues par le Règlement sont réunies.
Fait le 10 juin 2025.
Patrick Théorêt
Directeur des opérations de financement
No dossier SEDAR+ : 06298252
DÉCISION No : 2025-FS-1039226

Place de la Cité, tour PwC	800, rue du Square-Victoria, bureau 2200
2640, boulevard Laurier, bureau 400	Montréal (Québec) H3C 0B4
Québec (Québec) G1V 5C1	Téléphone : 514 395-0337
Téléphone : 418 525-0337	Télécopieur : 514 873-3090
Télécopieur : 418 525-9512

Numéro sans frais : 1 877 525-0337
www.lautorite.qc.ca